UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAZOO GROUP LTD.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Mubadala Investment Company PJSC Attention: Treasury and Investor Relations P.O. Box 45005 Abu Dhabi United Arab Emirates +971 2 413 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holdings PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94th Investment Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,227,955
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,227,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,955
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.15%[1]
14		TYPE OF REPORTING PERSON CO

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,509,881
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,509,881
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,881
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.87%[1]
14		TYPE OF REPORTING PERSON IA

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 1,134,728
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 1,134,728
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,134,728
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.91%[1]

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023 and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MC Alternative Solutions, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not applicable.
	8	SHARED VOTING POWER 375,153
	9	SOLE DISPOSITIVE POWER Not applicable.
	10	SHARED DISPOSITIVE POWER 375,153
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,153
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%[1]
14		TYPE OF REPORTING PERSON PN

[1]	The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Item 1.	Security and Issuer.

This Amendment No. 1 (the “Amendment No.1”) amends and supplements the statement on Schedule 13D related to the Common Shares of Cazoo Group Ltd. (the “Issuer”) which was originally filed with the United States Securities and Exchange Commission on April 27, 2023 (the “Original 13D” and, as amended by this Amendment No. 1, this “Schedule 13D”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

The filing of this Schedule 13D/A shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares or other securities held or otherwise beneficially owned by the other Parties to the Cooperation Agreement.

Item 4. Purpose of Transaction.

The response set forth in this Item 4 hereby supplements the response in the Original 13D with the following:

On May 12, 2023, the Reporting Persons and certain other Parties to the Cooperation Agreement submitted to the board of directors of the Issuer, for discussion purposes, an indicative proposal outlining a potential restructuring of the Notes and certain other potential changes to the Issuer’s capital structure (the “Indicative Proposal”).  The Indicative Proposal contemplates that the Issuer’s outstanding $630 million principal amount of Notes would be exchanged for a combination of newly issued Ordinary Shares and newly issued senior secured notes with a lesser principal amount than the Notes so exchanged, thereby reducing the Issuer’s outstanding indebtedness and resulting in the holders of the Notes holding a substantial percentage of the Ordinary Shares outstanding following the exchange.  The Indicative Proposal also contemplates (i) that the Issuer would issue new warrants to the Issuer’s existing shareholders, providing the existing shareholders with the right to acquire Ordinary Shares upon the Issuer meeting certain future equity valuation targets, and (ii) establishment of a new management incentive program to promote the retention and performance of key Issuer personnel. The material terms of the Indicative Proposal were reviewed by all Parties to the Cooperation Agreement prior to its submission.  Under the Cooperation Agreement, each of the Parties has agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any restructuring transaction that is not supported by the Parties holding a majority of the Notes held by all Parties.  The Indicative Proposal remains subject to ongoing due diligence by the Parties and necessary approvals and may be revised or rescinded at any time depending on a variety of factors, including the nature and substance of any future discussions or negotiations between the Parties and their advisors and the Issuer and its advisors.  There can be no assurance that the Indicative Proposal will be adopted in whole or in part by the Issuer and the Parties, or that discussions or negotiations with the Issuer relating to the Indicative Proposal, or similar proposals or counterproposals, will occur or will result in a restructuring of the Notes or any other changes to the Issuer’s capital structure.  If discussions or negotiations are so commenced, they may result in outcomes that differ materially from those contemplated by the Indicative Proposal.  The Indicative Proposal does not represent an offer to purchase or sell any securities. The Reporting Persons are not seeking or soliciting the consent of any other person with respect to, nor are they making any recommendation to any other person regarding the merits of, the Indicative Proposal.

Except as described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in this Item 6 hereby supplements the response in the Original 13D with the following:

Item 4 of this Amendment No. 1 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2023

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MAMOURA DIVERSIFIED GLOBAL HOLDINGS PJSC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

94th INVESTMENT COMPANY LLC

By:	/s/ Samer Halawa
Name: Samer Halawa
Title: Chief Legal Officer

MIC CAPITAL MANAGEMENT UK LLP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: General Counsel

MIC CAPITAL PARTNERS (VENTURES) EUROPE PARALLEL (LUXEMBOURG) AGGREGATOR SCSP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager

MC ALTERNATIVE SOLUTIONS, LP

By:	/s/ Rodney Cannon
Name: Rodney Cannon
Title: Manager